UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 29, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony announces a loss-of-life incident at Saaiplaas Reclamation Dam

Johannesburg, Tuesday, 29 April 2025. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrettably announces a loss-of-life incident that occurred at its surface operations at the Saaiplaas Reclamation Dam in Virginia, Free State, on Sunday, 27 April 2025.

Investigations are underway and all the relevant authorities have been informed. The Department of Mineral and Petroleum Resources (DMPR), labour representatives and mine management are currently investigating the cause of the incident.

Family members and colleagues have been informed, with the mine’s leadership team providing assistance and support to the family of the deceased.

The safety of our employees remains a priority at Harmony and we endeavour to ensure that all safety protocols are followed at all times.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Mashego Mashego
Executive Director:
+27 (0)82 767 1072

29 April 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 29, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director